Exhibit 99.3

DESCARTES ANNOUNCES ELECTION OF DIRECTORS

WATERLOO, Ontario — May 31, 2013 — Descartes Systems Group announced that the nominees listed in its Management Proxy Circular dated April 30, 2013 were elected as directors of Descartes. Detailed results of the vote for the election of directors held on Thursday, May 30, 2013 in Waterloo at Descartes’ Annual Meeting of Shareholders are as follows.

Election of Directors
On a vote by ballot, each of the following 7 nominees proposed by management was elected as a Director of Descartes:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Anderson	49,929,614	2,415,345	95.39%
David Beatson	52,279,959	65,000	99.88%
Eric Demirian	52,319,654	25,305	99.95%
Christopher Hewat	37,548,841	14,796,118	71.73%
Arthur Mesher	51,689,080	655,879	98.75%
John Walker	49,967,609	2,377,350	95.46%
Dr. Stephen Watt	49,931,314	2,413,645	95.39%

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 146,000 parties using its cloud based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.
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Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x2 x202358
investor@descartes.com